VF2-11-04

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2/18/04

SECURITIES: [barcode] ION
W
04001981

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 1 0 2004
WASH. D.C. 155

SEC FILE NUMBER
8- 34325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/03   AND ENDING   12/31/03
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Riderwood Group Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1107 Kenilworth Drive, Suite 206
                                         (No. and Street)

Towson	Maryland	21204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Hogle   410-825-5445
                                                                     (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                                     (Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Francis Hogle _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Riderwood Group Incorporated _____, as of December 31 _____, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

*Minimum assessment in effect.

THE RIDERWOOD GROUP INCORPORATED
AND SUBSIDIARIES
Consolidated Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2003

TABLE OF CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
The Riderwood Group Incorporated
And Subsidiaries

We have audited the accompanying consolidated statements of financial condition of The Riderwood Group Incorporated and Subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Riderwood Group Incorporated and Subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents (Note 2)	$ 300,589	$ 306,013
Deposit with clearing broker	50,000	50,000
Receivable from clearing broker	8,685	10,372
Advisory fees and other receivables, net	3,226	32,961
Prepaid fees (Note 2)	35,000	-
Prepaid expenses	13,813	16,371
Securities owned, fair value (Note 2)	2,835	3,300
Furniture, equipment and leasehold improvements, net (Notes 2 and 7)	1,407	7,161
Assets of discontinued operations of subsidiary (Note 10)	14,706	-
Total Assets	$ 430,261	$ 426,178
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$ 47,540	$ 71,971
Income taxes payable (Note 9)	45	840
Liabilities of discontinued operations of subsidiary (Note 10)	12,085	-
Total Liabilities	59,670	72,811
Commitments and Contingent Liabilities (Note 8)		
Stockholders' Equity	370,591	353,367
Total Liabilities and Stockholders' Equity	$ 430,261	$ 426,178

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Income
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUE		
Commissions and fees	$ 606,508	$ 601,120
Interest and dividends	50,884	53,392
Other	4,023	2,130
Total revenue	661,415	656,642
EXPENSES		
Employee compensation and benefits	367,609	371,521
Commissions and floor brokerage	46,065	44,745
Communications	66,115	66,605
Depreciation	14,320	3,739
Occupancy and equipment rental	31,569	33,342
Professional fees	22,593	15,229
Other operating expenses	86,989	90,760
Total expenses	635,260	625,941
Income before income taxes	26,155	30,701
Income taxes (Note 9)	45	840
Income from continuing operations	26,110	29,861
Loss from operations of discontinued subsidiary (Note 10)	(9,106)	-
Provision for income tax benefit (Note 10)	685	-
Net income	$ 17,689	$ 29,861

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity

For the Years Ended December 31, 2003 and 2002

	Preferred Stock (1)	Common Stock (2)	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' equity, January 1, 2002	$ 560,000	$ 9,111	$ 27,450	$ (273,027)	$ 323,534
Prior period adjustment	-	(1)	1	(28)	(28)
Net income for the year ended December 31, 2002	-	-	-	29,861	29,861
Stockholders' equity, December 31, 2002	560,000	9,110	27,451	(243,194)	353,367
Unrealized gain/(loss) on securities held for resale	-	-	-	(465)	(465)
Net income for the year ended December 31, 2003	-	-	-	17,689	17,689
Stockholders' equity, December 31, 2003	$ 560,000	$ 9,110	$ 27,451	$ (225,970)	$ 370,591

1) $11 per share noncumulative dividend, nonvoting, redeemable at $100 per share on January 1, 2009, or earlier at the Company's option: 10,000 shares authorized, 5,600 shares issued and outstanding. No par value: redemption is subject to NASD approval. Payment of dividends is subject to the Company attaining a certain level of equity and other financial conditions set forth by the stockholders. As of December 31, 2003 and 2002, these conditions have not been achieved.

2) No par value. 20,000 shares authorized, 7,810 issued and outstanding at December 31, 2003 and 2002.

The accompanying notes are an integral part of these financial statements.

6

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidated Statement of Changes in Subordinated Borrowings
For the Years Ended December 31, 2003 and 2002

Subordinated borrowings at January 1, 2002	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2002	-
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2003	$ -

Note: This computation is done for the parent company only (The Riderwood Group Incorporated). The NASD has approved the exclusion of the subsidiaries for this computation.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Continuing operations:		
Net income	$ 26,110	$ 29,861
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation and amortization	9,370	3,739
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivable from clearing broker	1,687	(2,343)
Prepaid expenses	665	(2,435)
Prepaid fees	(35,000)	-
Advisory fees and other receivables	590	10,008
Securities owned, at value	465	-
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(8,173)	10,950
Income taxes payable	9	726
Net cash (used by) continuing operations	(4,277)	50,506
Discontinued operations:		
Loss on discontinued operations before income tax benefit	(9,106)	-
Income tax benefit	685	-
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation and amortization	4,948	-
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Assets of discontinued operations of subsidiary	16,332	-
Increase (decrease) in liabilities:		
Liabilities of discontinued operations of subsidiary	(4,976)	-
Net cash provided by discontinued operations	7,883	-

THE RIDERWOOD GROUP INCORPOATED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from investing activities:		
Property and equipment acquisitions	(8,565)	(10,927)
Unrealized loss on securities owned	(465)	-
Net cash (used by) investing activities	(9,030)	(10,927)
Net increase (decrease) in cash and cash equivalents	(5,424)	39,579
Cash and cash equivalents at beginning of year	306,013	266,434
Cash and cash equivalents at end of year	$ 300,589	$ 306,013
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 840	$ 142
Interest	$ -	$ -

THE RIDERWOOD GROUP
INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2003 and 2002

1. ORGANIZATION

The Riderwood Group Incorporated (the Company) was incorporated under the laws of the state of Maryland effective May 13, 1985. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company's two subsidiaries BASE Management Company (BASE) and Inner Harbor Asset Management, Incorporated (Inner Harbor) are registered investment advisors with the SEC. BASE and Inner Harbor provide investment advisory services to individuals and institutions.

The Company and its subsidiaries, like other securities firms, are directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity. The Company's office is located in Towson, Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation -The consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries, BASE and Inner Harbor. All material intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents -The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance For Bad Debts – The allowance for doubtful accounts is based on management's evaluation of outstanding accounts receivable at year-end. The accounts receivable balance is net of an allowance of $1,244 and $0 at December 31, 2003 and 2002, respectively. Bad debt expense (recovery) for the years ended December 31, 2003 and 2002 was $1,224 and $0, respectively.

Prepaid fees – The Company has hired a search firm to find a President, for which it paid a fee of $35,000 in advance. Under certain circumstances the fee may be refundable if the position is not filled. As of December 31, 2003 a successful candidate has not been found.

Property and Equipment - Property is recorded at cost. Depreciation and amortization are generally computed using straight-line and accelerated methods over their estimated useful lives.

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 9). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Fair Value of Securities – The market value of securities owned is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

3. DEPOSIT WITH CLEARING BROKER

The Company maintains a clearing agreement with National Financial Services Corporation (NFSC). Under the agreement the Company maintains a clearing deposit of $50,000.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFSC.

5. SUBORDINATED LOAN AGREEMENT

Effective August 30, 1996, the Company entered into an agreement whereby a subsidiary, BASE, loaned the Company $50,000 to maintain compliance with net capital requirements. The Company repaid $30,000 in 1999 and negotiated an extension of the balance. The new agreement expired on September 30, 2002, and bore interest at 6%. The Company repaid the remainder of $20,000 to BASE on September 30, 2002. Repayment of this note was subordinate to all other operating liabilities of the Company. The note and related interest have been eliminated for the consolidated financial statements.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the

6. NET CAPITAL REQUIREMENTS (Continued)

rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require the Company to maintain net capital, as defined, equal to that calculated under SEC Rule 15c3-1. At December 31, 2003, the Company had net capital, as defined, of $209,650 that was $109,650 in excess of its required net capital requirement of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .07 to 1 at December 31, 2003. At December 31, 2002, the Company had net capital, as defined, of $209,542 that was $109,542 in excess of its required net capital requirement of $100,000. The Company's net capital ratio was .13 to 1 at December 31, 2002.

The Company, with the approval of the NASD is permitted to calculate its net capital under SEC Rule 15c3-1 on an unconsolidated basis.

7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2003	2002
Computer equipment	$ 38,153	$ 40,895
Furniture and equipment	40,614	40,614
Leasehold improvements	16,627	16,627
	95,394	98,136
Less: Accumulated depreciation	93,987	90,975
	$ 1,407	$ 7,161

For the years ended December 31, 2003 and 2002 depreciation expense totaled $14,318 and $3,739 respectively.

8. LEASEHOLD COMMITMENTS

In October 1994, the Company entered into a 5-year lease for office space. The lease was renewed on October 1, 1999, for an additional 5-year period, with a right to cancel after 3 years with appropriate notice to the lessor. Rent expense was $25,556 and $24,986 for the years ended December 31, 2003 and 2002, respectively.

9. INCOME TAXES

For federal income tax purposes, the Company has available unused operating loss carryforwards of $79,244 that may be applied against future taxable income. These losses expire as follows:

Operating Loss Carryforward	Expiration Date
$ 38,986	2005
18,259	2007
21,313	2008

Under SFAS No. 109, an entity would generally record a deferred tax asset for the future tax benefits of net operating loss carryforwards, assuming that the generation of future net income would be offset by the loss of carryforwards. Using a combined income tax rate of 22%, the deferred tax asset at December 31, 2003 and 2002, would be $17,283 and $21,408, respectively. Since the Company's future profitability and the related application of the net operating losses cannot be projected with any degree of certainty at this time, a valuation allowance has been established for the entire potential future tax benefits.

The Company files a consolidated federal income tax return that reports the activity of the Company and its subsidiaries. The Company and its subsidiaries file separate state tax returns. Income tax expense of $45 and $840 for 2003 and 2002, respectively, resulted from income generated by the subsidiaries that do not have net operating loss carryforwards available for state purposes.

10. DISCOUNTINUED OPERATIONS

On October 31, 2003 Inner Harbor was classified as a discontinued operation. The assets remaining in Inner Harbor at December 31, 2003 consist primarily of cash and receivables for fees. The liabilities consist of accrued expenses and accounts payable to close down the operations. Revenue generating operations ceased prior to December 31, 2003 and the investment advisor registration was permitted to lapse. The remaining operations consisting of administrative matters are expected to close by the end of the first quarter of 2004. The loss from discontinued operations represents expenses incurred by the Company to close down the operations. The tax benefit of $685 is a result of the loss carryback, due to the discontinued operations, for state income tax purposes.

11. STOCKHOLDER DISPUTE AND LITIGATION

On December 1, 2003 a preferred stockholder owning 2,500 shares of preferred stock has demanded his preferred stock be redeemed at its $100 per share par value. Such demand was made as of January 1, 2004, the original date set for the right to require repurchase of the preferred stock of the Company. At a meeting of the stockholders of the Company on December 17, 2003, the date of the right to require repurchase of the preferred stock of the Company was extended to on or after January 1, 2009. Certain other stockholders have made an offer to purchase the preferred stock of the dissident shareholder at fair value. The Company's charter prohibits payment for such preferred stock if such payment would cause the Company to violate any net capital regulatory requirement. On January 28, 2004 the dissident shareholder filed a lawsuit demanding the repurchase at par. Management has engaged legal counsel and will vigorously defend the lawsuit. Management believes that the outcome of the dispute will not have a material adverse effect on the Company's capital position.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidating Statement of Financial Condition
December 31, 2003

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	BASE Management Company	Subtotal	Eliminations	Total
ASSETS						
Cash and cash equivalents	$ 169,449	$ 10,639	$ 131,140	$ 311,228	$ (10,639)	$ 300,589
Deposit with clearing broker	50,000			50,000	-	50,000
Receivable from clearing broker	8,685			8,685	-	8,685
Advisory fees and other receivables	241	4,067	2,985	7,293	(4,067)	3,226
Prepaid expenses	13,038		775	13,813	-	13,813
Deferred fees	35,000			35,000	-	35,000
Securities owned, at value			2,835	2,835	-	2,835
Furniture, equipment and leasehold improvements, net	-		1,407	1,407	-	1,407
Assets of discontinued operations subsidiary					14,706	14,706
Investment in subsidiaries	200			200	(200)	-
Intercompany receivable	6,288	-	-	6,288	(6,288)	-
Total Assets	$ 282,901	$ 14,706	$ 139,142	$ 436,749	$(6,488)	$ 430,261
LIABILITIES AND STOCKHOLDERS' EQUITY						
Accounts payable and accrued expenses	$ 15,613	$ 12,086	$ 31,927	$ 59,626	$ (12,086)	$ 47,540
Income taxes payable	-	-	45	45	-	45
Liabilities of discontinued operations subsidiary					12,086	12,086
Intercompany payable	-	1,835	4,453	6,288	(6,288)	-
Total Liabilities	15,613	13,921	36,425	65,959	(6,288)	59,671
Commitments and Contingent Liabilities						
Stockholders' Equity	267,288	785	102,717	370,790	(200)	370,590
Total Liabilities and Stockholders' Equity	$ 282,901	$ 14,706	$ 139,142	$ 436,749	$(6,488)	$ 430,261

14

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidating Statement of Income
For the Year Ended December 31, 2003

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	BASE Management Company	Subtotal	Eliminations	Total
REVENUE						
Commission and fees	$ 270,201	$ 123,152	$ 213,155	$ 606,508	$ -	$ 606,508
Interest and dividends	50,220	2	662	50,884	-	50,884
	32,313	1,558	51	33,922	(29,899)	4,023
Total revenue	352,734	124,712	213,868	691,314	(29,899)	661,415
EXPENSES						
Employee compensation and benefits	153,703	82,845	131,061	367,609	-	367,609
Commissions and floor brokerage	46,065	-	-	46,065	-	46,065
Communications	35,505	1,078	29,532	66,115	-	66,115
Depreciation	-	4,950	9,370	14,320	-	14,320
Occupancy and equipment rental	14,641	10,791	6,137	31,569	-	31,569
Professional fees	7,605	6,980	8,008	22,593	-	22,593
Other operating expenses	68,061	19,267	29,560	116,888	(29,899)	86,989
Interest	-	-	-	-	-	-
Total expenses	325,580	125,911	213,668	665,159	(29,899)	635,260
Income before income taxes	27,154	(1,199)	200	26,155	-	26,155
Income taxes	-	-	45	45	-	45
Income from continuing operations	27,154	(1,199)	155	26,110	-	26,110
Income from operations of discontinued subsidiary	-	(9,106)	-	(9,106)	-	(9,106)
Provision for income tax benefit	-	685	-	685	-	685
Net income	$ 27,154	$ (9,620)	$ 155	$ 26,110	$ -	$ 17,689

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidating Statement of Financial Condition

December 31, 2002

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	BASE Management Company	Subtotal	Eliminations	Total
ASSETS						
...nd cash equivalents	$ 180,285	$ 252	$ 125,476	$ 306,013	$ -	$ 306,013
...it with clearing broker	50,000	-	-	50,000	-	50,000
...able from clearing broker	10,372	-	-	10,372	-	10,372
...ory fees and other receivables	1,130	29,145	2,686	32,961	-	32,961
...d expenses	13,507	1,893	971	16,371	-	16,371
...ities owned, at value	-	-	3,300	3,300	-	3,300
...ure, equipment and leasehold						
...rovements, net	-	4,949	2,212	7,161	-	7,161
...ment in subsidiaries	200	-	-	200	(200)	-
...ompany receivable	12,379	-	-	12,379	(12,379)	-
...tal Assets	$ 267,873	$ 36,239	$ 134,645	$ 438,757	$ (12,579)	$ 426,178
...ILITIES AND STOCKHOLDERS' EQUITY						
...nts payable and accrued expenses	$ 27,738	$ 16,258	$ 27,975	$ 71,971	$ -	$ 71,971
...e taxes payable	-	804	36	840	-	840
...ompany payable	-	8,772	3,607	12,379	(12,379)	-
...tal Liabilities	27,738	25,834	31,618	85,190	(12,379)	72,811
...nitments and Contingent Liabilities						
...holders' Equity	240,135	10,405	103,027	353,567	(200)	353,367
...tal Liabilities and Stockholders' Equity	$ 267,873	$ 36,239	$ 134,645	$ 438,757	$ (12,579)	$ 426,178

See Independent Auditor's Report on Consolidated Financial Statements.

16

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidating Statement of Income
For the Year Ended December 31, 2002

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	BASE Management Company	Subtotal	Eliminations	Total
REVENUE						
...mission and fees	$ 257,984	$ 135,998	$ 207,138	$ 601,120	$ -	$ 601,120
...st and dividends	52,050	18	2,222	54,290	(898)	53,392
...	24,829	4	-	24,833	(22,703)	2,130
...otal revenue	334,863	136,020	209,360	680,243	(23,601)	656,642
EXPENSES						
...loyee compensation and benefits	150,299	82,359	138,863	371,521	-	371,521
...missions and floor brokerage	44,745	-	-	44,745	-	44,745
...munications	40,849	985	24,771	66,605	-	66,605
...eciation	1,637	1,901	201	3,739	-	3,739
...pancy and equipment rental	16,534	9,886	6,922	33,342	-	33,342
...ssional fees	5,149	1,777	8,303	15,229	-	15,229
...r operating expenses	55,066	28,497	29,900	113,463	(22,703)	90,760
...est	898	-	-	898	(898)	-
...otal expenses	315,177	125,405	208,960	649,542	(23,601)	625,941
...ne before income taxes	19,686	10,615	400	30,701	-	30,701
...ne taxes	-	804	36	840	-	840
...ncome	$ 19,686	$ 9,811	$ 364	$ 29,861	$ -	$ 29,861

See Independent Auditor's Report on Consolidated Financial Statements.

17

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity - unconsolidated	$ 267,288
Deduct: Stockholders' equity not allowable for Net Capital	(200)
Total stockholders' equity qualified for Net Capital	267,088
Add: Subordinated indebtedness allowable in computation of Net Capital	-
Total capital and allowable subordinated liabilities	267,088

Total deductions and/or charges:

Nonallowable assets:	
Non-customer receivable	(241)
Receivables from subsidiary	(6,288)
Prepaid expenses	(13,038)
Prepaid fees	(35,000)
	(54,567)
Net Capital before haircuts on securities positions	212,521
Other:	
Money Market Account	(2,871)
Net Capital	$ 209,650

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness (excluding subordinated)	
Items included in consolidated statement of financial condition:	
Accounts payable and accrued expenses	$ 15,613
Percentage of aggregate indebtedness to Net Capital	7.45%

3.1.1.1.1.1. ...td in accordance with Rule 15c3-1(d)   0.00%

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $15,613)	$	1,041
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	109,650
Excess Net Capital at 1000%	$	208,089

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA
filing and the Annual Audit Repot.

Note: This computation is done for the parent company only (The Riderwood Group
Incorporated). The NASD has approved the exclusion of the subsidiaries for this
computation.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
Of the Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 in accordance with
Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA
filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Riderwood Group Incorporated
and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The Riderwood Group Incorporated and Subsidiaries ("the Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
January 14, 2004

Sanville & Company
Certified Public Accountants